Exhibit 12


                                 August 18, 2000


Board of Trustees
TIP Funds
c/o Turner Investment Partners, Inc.
1235 Westlake Drive, Suite 350
Berwyn, PA  19312

Board of Trustees
Alpha Select Funds
c/o Turner Investment Partners, Inc.
1235 Westlake Drive, Suite 350
Berwyn, PA  19312

            Re: Agreement and Plan of Reorganization as of February
                25, 2000 between TIP Fund, a Massachusetts business trust (the "TIP Trust") on behalf of the TIP Target Select Equity Fund ("Acquired Fund") and Alpha Select Funds, a Delaware business trust ("Alpha Select Trust") on behalf of the Target Select Equity Fund (the "Acquired Fund")


Ladies and Gentlemen:

     You have requested our opinion as to certain federal income tax consequences of the reorganization of the Acquired Fund and the Acquiring Fund (the "Reorganization"). The Reorganization will involve the transfer of all the assets of the Acquired Fund to the Acquiring Fund, and the assumption of the liabilities of Acquired Fund by Acquiring Fund. In exchange for the foregoing, shares of the Acquiring Fund will be distributed to shareholders of the Acquired Fund, following which the Acquired Fund will be dissolved.


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August 18, 2000
Page 2


     In rendering our opinion, we have reviewed and relied upon (a) the Agreement and Plan of Reorganization and Liquidation, made as of February 25, 2000, by and between the TIP Trust and the Alpha Select Trust (the "Agreement"),
(b) the proxy materials provided to stockholders of the Trust in connection with the Special Meeting of Stockholders of the Trust held on October 13, 2000, (c) certain representations concerning the Reorganization made to us by the TIP Trust and the Alpha Select Trust in a letter dated August 18, 2000 (the "Representation Letter"), (d) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material to the rendition of this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

     For purposes of this opinion, we have assumed that the Acquired Fund on the effective date of the Reorganization satisfies, and following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company.

     Under regulations to be prescribed by the Secretary of Treasury under
Section 1276(d) of the Code, certain transfers of market discount bonds will be excepted from the requirement that accrued market discount be recognized on disposition of a market discount bond under Section 1276(a) of the Code. Such regulations are to provide, in part, that accrued market discount will not be included in income if no gain is recognized under Section 361(a) of the Code where a bond is transferred in an exchange qualifying as a tax-free reorganization. As of the date hereof, the Secretary has not issued any regulations under Section 1276 of the Code.

     Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the Commonwealth of Massachusetts and the State of Delaware, the Agreement and the Representation Letter, it is our opinion that:

          1. The Reorganization of the Acquired Fund and the Acquiring Fund will constitute a tax-free reorganization within the meaning of Section 368(a)(1) of the Code and each of Acquired Fund and Acquiring Fund will be a party to the reorganization within the meaning of Section 368(b) of the Code.

          2. No gain or loss will be recognized by Acquired Fund upon the transfer of all of its assets to and assumption of the liabilities by Acquiring Fund in exchange solely for shares of Acquiring Fund pursuant to
     Section 361(a) and Section 357(a) of the Code. We express no opinion as to whether any accrued market discount will be required to be recognized as ordinary income pursuant to Section 1276 of the Code.

          3. No gain or loss will be recognized by Acquiring Fund upon the receipt by it of all of the assets of Acquired Fund in exchange solely for shares of Acquiring Fund pursuant to Section 1032(a) of the Code.

          4. The basis of the assets of Acquired Fund received by Acquiring Fund will be the same as the basis of such assets to Acquired Fund immediately prior to the exchange pursuant to Section 362(b) of the Code.


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August 18, 2000
Page 3


          5. The holding period of the assets of Acquired Fund received by Acquiring Fund will include the period during which such assets were held by Acquired Fund pursuant to Section 1223(2) of the Code.

          6. No gain or loss will be recognized by the stockholders of Acquired Fund upon the exchange of their shares in Acquired Fund for shares of beneficial interest in Acquiring Fund (including fractional shares to which they may be entitled), pursuant to Section 354(a) of the Code.

          7. The basis of the shares of beneficial interest in Acquiring Fund received by the stockholders of Acquired Fund (including fractional shares to which they may be entitled) will be the same as the basis of the shares of Acquired Fund exchanged therefor pursuant to Section 358(a)(1) of the Code.

          8. The holding period of the shares of beneficial interest in Acquiring Fund received by the stockholders of Acquired Fund (including fractional shares to which they may be entitled) will include the holding period of the shares of Acquired Fund surrendered in exchange therefor, provided that the shares of Acquired Fund were held as a capital asset on the effective date of the Reorganization, pursuant to Section 1223(1) of the Code.

          9. Acquiring Fund will succeed to and take into account as of the date of the proposed transfer the items of Acquired Fund described in Section 381(c) of the Code as provided in Section 1.381(b)-1(a)(2) of the Income Tax Regulations.

     Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

     Our opinion is conditioned upon the performance by the TIP Trust and the Alpha Select Trust of their undertakings in the Representation Letters.

     This opinion is being rendered to the TIP Trust and the Alpha Select Trust and may be relied upon only by the TIP Trust and the Alpha Select Trust and the shareholders of each.

                                         Very truly yours,

                                         /s/ Morgan, Lewis & Bockius LLP
                                         ---------------------------------------
                                         MORGAN, LEWIS & BOCKIUS, LLP



                                         By:
                                            ------------------------------------
                                            William P. Zimmerman, a Partner